EXHIBIT 99.1

(Amended)

Date: May 28, 2025
To: All Canadian Securities Regulatory Authorities
Subject: MOGO INC.
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 23, 2025
Record Date for Voting (if applicable) :	May 23, 2025
Beneficial Ownership Determination Date :	May 23, 2025
Meeting Date :	June 30, 2025 (AMENDED)
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	60800C208	CA60800C2085